VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

September 22, 2016

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Separate Portfolios Trust

(File Nos. 333-141111; 811-22025)

Dear Mr. Oh:

This letter responds to comments provided to Jay Stamper and Kristen Freeman on September 14, 2016, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment No. 62 (“Amendment”) to the Registration Statement of Voya Separate Portfolios Trust (“Registrant”) filed on July 29, 2016 on Form N-1A. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENT

1.                                      Comment:                                     The Staff requested that the Registrant include the caption “Approximate Date of Public Offering:” on the facing sheet of the registration statement.

Response:                                        The Registrant appreciates the Staff’s comment and notes that the caption was included on the facing sheet below the contact information.

Voya Separate Portfolios Trust - Prospectus

2(a).                       Comment:                                     The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:                                        The Registrant confirms.

2(b).                       Comment:                                     The Staff noted that material portions of the filing are incomplete, e.g., fee table information. Please provide the Staff with the missing disclosure prior to filing the post-effective amendment.

VoyaTM Investment Management was formerly ING U.S. Investment Management

Response:                                        The Registrant respectfully declines to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirms that these will be completed before the filing goes effective.

3.                                      Comment:                                     The Staff requested that the Registrant revise the presentation found under “Shareholder Fees” to conform to Item 3 of Form N-1A.  The captions in this section should be presented in a horizontal manner.

Response:                                        The Registrant appreciates the Staff’s comment but believes that pursuant to Form N-1A, General Instruction C.3.c the disclosure is presented in a format that is designed to communicate the information effectively. In particular, this instruction provides that “Other presentations of multiple Class information also would be acceptable if they are consistent with the Form’s intent to disclose the information required by Items 2 through 8 in a standard order at the beginning of the prospectus.” The “Shareholder Fees” table is presented in the standard order as required under this instruction with respect to Items 2 through 8 and within Item 3 as “Maximum sales charge (load) as a % of offering price” precedes “Maximum deferred sales charge as a % of purchase or sales price, whichever is less” although presented on the horizontal axis.  While General Instruction C.3.c notes that Rule 421 is superseded, for Form N-1A purposes, in respect of the ordering of information in Items 2 through 8, the Registrant believes Rule 421 supports the proposed presentation, as is substantially similar to Item 3 of Form N-1A and is not incomplete or misleading to a shareholder.

4(a).                       Comment:                                     The Staff requested that the Registrant revise the first paragraph of the principal investment strategies section to explain that the Funds not only invest in Underlying Funds but may also invest directly in other types of securities.  In addition, the Staff requested that the Registrant confirm that the other investment types listed in the principal investment strategies also have corresponding risk disclosures.

Response:                                        The Registrant will revise the disclosure as requested.  In addition, the Registrant confirms that other investment types that are listed in the strategies have appropriate corresponding risk disclosures.

4(b).                 Comment:                                     The Staff requested that the Registrant revise the principal investment strategies to briefly describe exchange-traded notes and also revise the principal risks section to include a risk for exchange-traded notes.

Response:                                        The Registrant discloses the investment strategies and risks of the Underlying Funds in which a Fund may invest more than 5% of its assets under the section titled “Key Information about the Underlying Funds” in the Funds’ prospectus. In addition, in response to the Staff’s comment the Registrant has moved the risk entitled “Bank Instruments,” which the Registrant believes covers the risks of this investment, under “Principal Risks” of the Funds.

4(c)                           Comment:                                     The Staff requested that the Registrant confirm that the derivatives-related disclosure for investing in derivative instruments describes the specific derivative instruments, and their related risks, that the Registrants will use to achieve their investment objective. The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements in the letter from Barry D. Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute dated July 30, 2010.

Response:                                        The Registrant confirms.

4(d)(i)               Comment:                                     The Staff noted that the principal investment strategies state that a Fund may invest in total return swaps.  The Staff requested that the Registrant disclose the types of total return swaps.

Response:                                        The Registrant appreciates the Staff’s comment, but believes that the disclosure is already clear that the Fund may use total return swaps as a substitute for taking positions in the underlying assets in which the Fund is permitted to invest.  In addition, the Registrant notes that the Statement of Additional Information provides further information regarding the types of total return swaps used (e.g., to provide a return linked to a specific security, a basket of securities, or an index).

4(d)(ii)            Comment:                                     The Staff requested that the Registrant confirm that a Fund would segregate an appropriate amount of assets.

Response:                                        The Registrant confirms a Fund would segregate the full notional value of the total return swaps.

4(d)(iii)         Comment:                                     The Staff noted that a Fund may use credit default swaps or write credit default swaps.  The Staff requested that the Registrant confirm that a Fund would segregate the full notional value of the swaps.

Response:                                        The Registrant confirms.

5.                                      Comment:                                     With respect to the Principal Risks section, the Staff noted that in previous filings the risks included “Call” and “Sovereign Debt” risks.  The Staff requested that the Registrant add the risks back into this section or provide a reason for their deletion.

Response:                                        The Registrant appreciates the Staff’s comment but disclosure regarding risks associated with calls is now included in “Prepayment Risk” and the “Sovereign Debt” risk has been removed as it does not reflect a principal risk with respect to the Funds’ investments.

6.                                      Comment:                                     With respect to the section entitled “Portfolio Management,” the Staff requested that the Registrant please clarify to which entity the portfolio managers were employed.

Response:                                        The Registrant appreciates the Staff’s comment but submits that it is clear from the disclosure that the Sub-Adviser is managing the Funds and therefore the portfolio managers are employed by the Sub-Adviser.

7.                                      Comment:                                     The Staff requested that the Registrant reconcile the 1st sentence of the paragraph following the “Minimum Initial Investment” table on page 5 with the discussions of minimum investments found on pages 125 and 132.

Response:                                        The Registrant will revise the line items entitled “Minimum Subsequent Purchase” on page 125 to include language indicating that pre-authorized investment plans require subsequent monthly investments of at least $100.

8(a).                       Comment:                                     In the section entitled “Key Fund Information,” please delete the last clause of the third paragraph that states “that may not be waived” or disclose specifically which rights might be waived.

Response:                                        The Registrant appreciates the Staff’s comment and will remove the requested language in the Registrant’s 485(b) filing.

8(b)                          Comment:                                     In the section entitled “More Information about Principal Risks that Apply to the Underlying Funds,” the Staff noted that the risk entitled “Commodities” was deleted.  The Staff requested that the Registrant add the risk back to this section or explain why it was deleted.

Response:                                        The Registrant appreciates the Staff’s comment and notes that this risk was moved to the section entitled “Principal Risks” of the Funds.

Statement of Additional Information

9.                                      Comment:                                     With respect to the section entitled “History of the Trust,” it is unclear what name change occurred between May 1, 2014 and December 18, 2015 for Voya In-Retirement Fund.

Response:                                        The Registrant will revise this disclosure in the Registrant’s 485(b) filing.

10.                               Comment:                                     In the section entitled “Corporate Asset-Backed Securities,” the Staff requested that the Registrant explain what is meant by “privately-issued asset-backed securities” as well as the basis for the statement that “Privately-issued asset-backed securities will not be treated as constituting a single, separate industry.”

Response:                                        The Registrant will remove the statement in the Registrant’s 485(b) filing.

11.                               Comment:                                     In the section entitled “Fundamental Investment Restrictions” the Staff requested that the Registrant provide additional disclosure for those limitations that are based on the 1940 Act.

Response:                                        The Registrant appreciates the Staff’s comment but believes the language adequately and accurately describes the Funds’ fundamental investment restrictions.

12.                               Comment:                                     With respect to the information about the Directors/Trustees, the Staff requested that the Registrant provide information for interested Directors/Trustees separate from that of the independent Directors/Trustees in compliance with Instruction 2 to Item 17 of Form N-1A.  The Staff noted that there are some sections where the information is provided separately but others where the information is combined.

Response:                                        The Registrant appreciates the Staff’s comment and undertakes to update its layout so that the information is presented separately (in separate tables or in separate sections of the table) in future filings.

13.                               Comment:                                     The Staff requested that the Registrant provide the Directors/Trustees’ compensation as set forth in Item 17(c) of Form N-1A.

Response:                                        The Registrant will include this information in the Registrant’s 485(b) filing.

14.                               Comment:                                     The Staff requested that the Registrant include any persons considered to be control persons as required under Item 18 of Form N-1A.

Response:                                        The Registrant will include this information in the Registrant’s 485(b) filing.

Part C

15.                               Comment:                                     The Staff reminded the Registrant that when filing updated exhibits to an existing contract that the underlying contract should remain.

Response:                                        The Registrant acknowledges the requirement.

16.                               Comment:                                     The Staff requested that the Registrant please provide the information required in Item 32(b).

Response:                                        The Registrant appreciates the Staff’s comment and will provide such information in the Registrant’s 485(b) filing.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:          Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP

September 22, 2016

VIA EDGAR

Mr. Sonny Oh

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                   Voya Separate Portfolios Trust

(File Nos. 333-141111; 811-22025)

Dear Mr. Oh:

Voya Separate Portfolios Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Funds

Attachments

cc: Elizabeth J. Reza, Esq.